UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On November 22, 2023, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap”), completed the early settlement of their previously announced offers to certain eligible holders (together, the “Exchange Offers”) to exchange certain of the Issuers’ outstanding notes (the “Existing Notes”) for consideration consisting of a combination of $1,500,000,000 aggregate principal amount of the Issuers’ new 6.450% Senior Notes due 2027 (the “New Notes”) and a cash payment. The Exchange Offers remain ongoing at this time and will expire at 5:00 p.m., New York City time, on December 5, 2023, unless extended or earlier terminated by the Issuers (such date and time, as it may be extended, the “Expiration Date”). However, as previously announced, no additional Existing Notes tendered prior to the Expiration Date will be accepted for exchange.

The New Notes are fully and unconditionally guaranteed on a senior unsecured basis by AerCap and certain other subsidiaries of AerCap (together, the “Guarantors”). The New Notes bear interest at a rate of 6.450% per annum and will mature on April 15, 2027. The New Notes were issued pursuant to an Indenture, dated as of October 29, 2021, by and among the Issuers, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee, (the “Trustee”), as supplemented by the sixth supplemental indenture, dated as of November 22, 2023 (the “Supplemental Indenture”).

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The New Notes may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

On November 22, 2023, in connection with the issuance of the New Notes in the Exchange Offers, the Issuers, the Guarantors, Barclays Capital Inc. and TD Securities (USA) LLC entered into a registration rights agreement with respect to the New Notes (the “Registration Rights Agreement”). The Issuers and AerCap agreed under the Registration Rights Agreement to, among other things, use their commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) a registration statement relating to an exchange offer for, or, in certain circumstances, the resale of, the New Notes. If the Issuers and AerCap fail to comply with certain of their obligations under the Registration Rights Agreement, the Issuers will be required to pay additional interest on the New Notes.

The foregoing summary of the New Notes and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Supplemental Indenture and the Registration Rights Agreement attached as Exhibits 4.1 and 4.2 hereto, the terms of which are in each case incorporated herein by reference.

The information contained in this Form 6-K is incorporated by reference into AerCap’s Form F-3 Registration Statements, File Nos. 333-270326 and 333-260359 and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

4.1
Sixth Supplemental Indenture, dated as of November 22, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

4.2
Registration Rights Agreement, dated as of November 22, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and Barclays Global Capital Inc. and TD Securities (USA) LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: November 22, 2023

EXHIBIT INDEX

4.1
Sixth Supplemental Indenture, dated as of November 22, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

4.2
Registration Rights Agreement, dated as of November 22, 2023, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and Barclays Global Capital Inc. and TD Securities (USA) LLC